TRUIST HH

May 25, 2022

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Withdrawal of Principals-Form SBSE-A

To whom it may concern:

Two individuals that served as Principals of the Truist Security-Based Swap Dealer have left Truist and they are being removed as Principals. The two individuals are:

　　　　Walter Shedrick Cherry, NFA ID 527573; and
　　　　Kristin Leigh Watkins, NFA ID 527208

The termination date of both individuals is May 10, 2022.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606